

June 13, 2012

Dr. Frank Czichowski
Senior Vice President and Treasurer
Kreditanstalt für Wiederaufbau (KfW)
Palmengartenstraße 5-9
60325 Frankfurt am Main
Federal Republic of Germany

> **Re:** **KfW**
> **Federal Republic of Germany**
> **Registration Statement under Schedule B**
> **File No. 333-181385**
> **Filed May 14, 2012**
>
> **Form 18-K for the Fiscal Year Ended December 31, 2011**
> **Filed May 10, 2012**
> **File No. 33-25769-01**

Dear Dr. Czichowski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Description of Securities, page 8

1. You have indicated that you may sell securities that are exchangeable for securities of other issuers. Please advise us of the nature of disclosure regarding the other issuers that will be available at the time of sale of the securities.

Exhibit (d) under Form 18-K

General

2. Under an appropriately captioned section, please describe various matters that would appear material to investors regarding Germany's financial and economic outlook, such as volatile energy prices and Germany's negative population growth rate. Further, please expand upon the material political and economic effects of the ongoing European sovereign debt crisis, including the possibility of future loans to countries and companies, future write downs on such loans, as well as the issuance of Eurobonds.

3. Under an appropriately captioned section, please provide the following information:

    o A statement whether KfW has entered into derivatives for trading purposes.

    o A statement whether KfW has facilitated the purchase of derivatives on behalf of any entity other than KfW.

    o A statement that describes the purpose and categories that comprise "other derivatives," noted throughout Exhibit (d).

    o Include a table that contains the following information:

        • KfW's derivatives designed as hedging instruments, including subcategories such as interest rate contracts and foreign exchange contracts.
        • KfW's derivatives not designed as hedging instruments, including subcategories.
        • Customer accommodation, trading and other free-standing derivatives, including subcategories.
        • Any other information necessary to understand KfW's risk exposures.
        • Total derivatives before netting.
        • Total derivatives after netting.

    For each category, detail the notional value as well as the fair value of asset derivatives and liability derivatives for the most recent year and the two preceding years. Include any other information necessary to understand KfW's risk exposures.

Capital Markets, page 28

4. Briefly explain why no transactions were concluded under the synthetic securitization programs.

5. The nature and extent of the relationship between IKB and KfW is unclear. Please expand upon the explanation, including quantifiable information where relevant. If applicable, describe the relationship between IKB and KfW before the financial crisis.

Management and Employees, page 37

6. Provide a brief biographical description of each Executive Board member.

Hedging relationships, page 94

7. We note that "[f]urther derivative financial instruments are also used to hedge risks, but their resultant hedge effect is not reflected in the accounts." Please describe why the resultant hedge effect is not reflected in the accounts.

The Federal Republic of Germany, page G-1

8. Please include a map of the country, with a smaller map illustrating its location with respect to neighboring countries.

9. Please provide demographic information for Germany, including population growth rate and age distribution.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Krystian Czerniecki, Esq.
        Sullivan & Cromwell LLP